THE BLOCK DISTILLING COMPANY, LLC
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Block Distilling Company, LLC
c/o Kraig Weaver, Manager
2990 Larimer Street
Denver, CO 80205

To Whom It May Concern:

I. SUBSCRIPTION

The undersigned hereby offers and agrees to purchase the number of Class AAA Preferred Membership Interests set forth on the signature page hereof (the "Preferred Interests" or "Securities" in The Block Distilling Company, LLC a Colorado limited liability company (the "Company"), at a price of $2.71857 per Preferred Interest. The undersigned has subscribed for the Preferred Interests set forth on the signature page hereof, subject to the terms of the operating agreement of the Company dated as of August 21, 2015, as amended by First Amendment dated as of October 1, 2019, and as it may be hereafter amended from time to time (collectively the "Operating Agreement"). The Company currently has three (3) managers: Kraig Weaver, Kameron Weaver, and Michelle Flake (the "Managers"). The Company is offering (the "Offering") a minimum of 91,960 Class AAA Preferred Interests ($249,999.70—the "Minimum Amount") and a maximum of 393,589 of Class AAA Preferred Interests ($1,069,999.25 —the "Maximum Amount). The Offering has commenced as of the date of the Memorandum (as defined below) and shall continue until the earliest of sale of all of the Securities, the second anniversary of the date of the Memorandum, or the date that the Managers elect to terminate the Offering.

II. OFFERING AND SALE OF SECURITIES

The offering price of the Securities has been determined unilaterally by the Company and is not the result of arm's-length negotiations. The undersigned acknowledges that he, she or it has been provided a copy of the Term Sheet for the Offering dated as of the date on the cover of this Subscription Agreement together with all Exhibits thereto, and all supplements thereto if any through the date of subscription (collectively, the "Memorandum") and an opportunity to review books and records of the Company. The undersigned understands that the Securities are not registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities acts of any state (the "Laws") and are being offered and sold in reliance upon exemptions from registration under said Securities Act and Laws.

III. REPRESENTATIONS AND WARRANTIES

The undersigned makes the following additional agreements, representations, declarations, acknowledgments and warranties with the intent that the same may be relied upon in determining his suitability as a purchaser of the Securities:

The undersigned agrees that, in the event its principal place of business, or principal residence if an individual, is changed, he, she or it will promptly notify management of the Company.

The undersigned agrees to hold in confidence and not disclose to any person or entity all information the undersigned receives regarding the Company and its Affiliates that is not generally known to the public, including but not limited to any trade secrets or financial information that the Company provides to the undersigned, for the duration of the undersigned's investment in the Company and for a period of five years thereafter. For purposes hereof the term "Affiliate" shall have the same meaning as construed under Rule 405 promulgated under the Securities Act of 1933 as amended.

The undersigned has received, read, understands and is fully familiar with the Operating Agreement, this Subscription Agreement and the other information contained in the Memorandum.

The Securities subscribed for herein will be acquired solely by and for the account of the undersigned for investment, and are not being purchased for subdivision, fractionalization, resale or distribution; the undersigned has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge all or any part of the Securities for which the undersigned hereby subscribes, and the undersigned has no present plans or intentions to enter into any such contract, undertaking or arrangement. In order to induce management of the Company to issue and sell the Securities subscribed for hereby to the undersigned, the undersigned agrees that the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Securities by anyone but the undersigned.

The undersigned agrees that he, she or it will not transfer the Securities, or any interest therein, unless and until management of the Company shall have consented thereto (which consent may be withheld in the absolute discretion of management of the Company). The undersigned acknowledges that he, she or it generally must hold the Securities for a minimum period of six months and may not sell, transfer pledge or otherwise dispose of the Securities without registration under the Securities Act or the Laws unless an exemption from registration is available. Further, the undersigned shall provide, if the Company so requires, an opinion of counsel satisfactory to the Company, that the intended disposition is permissible under its Operating Agreement and will not violate the Securities Act or the Laws or the rules and regulations of the Securities and Exchange Commission or of any state securities commission promulgated under such statutes.

The Securities have not and will not be registered under the Securities Act, and cannot be sold or transferred without compliance with the registration provisions of said Securities Act or compliance with exemptions, if any, available thereunder. The undersigned understands that neither the Company nor management of the Company has any obligation or intention to register the Securities under any federal or state securities act or law, or to file the reports to make public the information required by Rule 144 under the Securities Act.

The undersigned acknowledges that management of the Company has made all available documents pertaining to the Securities, and has allowed the undersigned an opportunity to ask questions and receive answers concerning the Offering and an investment in the Offering and to verify and clarify any information or related documents.

In evaluating the suitability of an investment by the undersigned in the Company, the undersigned, has relied solely upon the documents and materials submitted therewith, and independent investigations made by the undersigned in making the decision to purchase the Securities subscribed for herein, and acknowledges that no representations or agreements (oral or written), other than those set forth herein, have been made to the undersigned with respect thereto. The undersigned acknowledges that this Agreement and the Operating Agreement supersede any prior information submitted to him or it regarding the Securities, including but not limited to the Memorandum.

The undersigned expressly acknowledges that: (a) the Company is newly organized and, therefore, has no significant financial or operating history and therefore there is a high degree of risk that the undersigned will lose his, her or its entire investment, (b) the Securities are speculative investments that involve a high degree of risk of loss; (c) no federal or state agency has reviewed or passed upon the adequacy or accuracy of the information set forth in herein, or made any finding or determination as to the fairness for investment, or any recommendation or endorsement of the Securities as an investment; (d) there are restrictions on the transferability of the Securities; there will be no public market for the Securities and, accordingly, it may not be possible for the undersigned to liquidate his, her or its investment in the Securities; (e) the Securities, need not be certificated, but ownership certificates, if any (which shall solely evidence and represent the Interests), subscribed for herein shall bear a legend describing the restrictions on transfer; stop transfer instructions shall be noted in the appropriate records of the Company and the originally executed copy of the Subscription Agreement will be retained by the Company; and (f) any anticipated federal and/or state income tax benefits applicable to the Securities may be lost through changes in, or adverse interpretations of, existing laws and regulations.

The undersigned acknowledges that in connection with the applications for and maintenance of liquor licenses or food licenses for operation by the Company or any hereafter formed subsidiary (each a "License" and collectively, the "Licenses"), that the undersigned may be required to cooperate in connection with such licensing process and further that should the Managers determine that the undersigned's continued participation in ownership of an interest in the Company could jeopardize the granting or continued holding of any License required of the Company or any of its subsidiaries, that the undersigned's Preferred Interests may be subject to redemption as provided in Section 9.6 of the Operating Agreement. The undersigned agrees to cooperate with any action taken by the Managers pursuant to Section 9.6 of the Operating Agreement that involves the undersigned.

IV. INDEMNIFICATION

The undersigned hereby agrees to indemnify the Company, the Managers of the Company and its Affiliates, agents and employees and hold each of the above referenced persons or entities harmless against any and all loss, damage, liability or expense, including reasonable attorneys' fees, which they or any of them may suffer, sustain or incur by reason of or in connection with any misrepresentation or breach of warranty or agreement made by the undersigned thereto, or in connection with the sale or distribution by the undersigned of the Securities purchased by the undersigned pursuant hereto in violation of the Securities Act or any other applicable law.

V. ACCEPTANCE AND REVOCATION

The undersigned understands and agrees that this subscription may be accepted or rejected by the Company, in whole or in part, in its sole and absolute discretion, and if accepted, the Securities purchased pursuant hereto will be issued only in the name of the undersigned. The undersigned hereby acknowledges and agrees that this Subscription Agreement may not be canceled, revoked or withdrawn, and that this Subscription Agreement and the documents submitted herewith shall survive changes in the transactions, documents and instruments described herein that are not material.

VI. POWER OF ATTORNEY

1. Description. The undersigned (and each of them, if more than one) hereby gives to each of the Managers, and each of their respective designees (the "Attorney") the power of attorney contained in this Section VI and constitutes and appoints with full power of substitution and re-substitution, as his, her, its or their attorney-in-fact with full power and authority to act in his, her, its or their name on his, her, its or their behalf with respect to the completion and/or correction, in a manner consistent with this Agreement, executed and delivered by the undersigned and with respect to the execution, acknowledgment, swearing to and filing of the following documents:

(a) The Operating Agreement of the Company, the Articles of Organization of the Company, and any and all of the documents referenced in the Operating Agreement of the Company, the terms of which are incorporated by reference herein;

(b) Any security agreement or other document required by any lender to the Company advancing money secured by a pledge of the Securities;

(c) Any documents which may be required in connection with any filings with state securities commissions or other state authorities;

(d) Any License application or any action to be taken by the undersigned with respect to the maintenance of any existing License;

(e) Any amendments or modifications of the instruments described in this Section VI; and

(f) Any conveyance of the undersigned's Interests in accordance with the terms under the Operating Agreement.

2. Characteristics of Power of Attorney. The power of attorney hereby granted by the undersigned to the Attorney:

(a) is a special power of attorney coupled with an interest which is irrevocable and shall survive the death or incapacity of the undersigned;

(b) may be exercised by the aforesaid attorney either by signing separately as attorney in fact for the undersigned, or, after listing all of the Members executing any instrument, by signature of said attorney acting as attorney-in-fact for all of them; and

(c) shall survive the delivery of an assignment by the undersigned of the whole or any portion of his Membership Interests.

VII. RISK FACTORS

The undersigned acknowledges that purchase of the Securities is subject to all of the risk factors set forth in this Risk Factors Section. The undersigned acknowledges that an investment in the Securities offered is speculative and involves a high degree of risk. The undersigned has been advised by the Company to carefully consider the following risks, as well as the other information contained in this Memorandum before deciding to buy the Securities. The Company's business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. In assessing the risks described below, the undersigned has advised to also refer to the other information contained in the Memorandum, before deciding to purchase any of the Preferred Interests. The undersigned has been advised to take these risks into account when evaluating forward-looking statements contained herein. The risks and uncertainties described below are not the only ones facing the Company. Unknown risks and uncertainties may also adversely impair the Company's business operations. **If any of the following risks actually occur, the Company's business, financial condition or results of operations would likely suffer significantly. In such case, the value of the Company's Preferred Interests could decline, and you may lose all or part of the money the undersigned pays to buy the Securities.**

Risks Related to Company Business

Regulatory matters governing our industry could have a significant negative effect on our business.

The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau regulates the manufacture of distilled spirits on the Federal level, and requires the maintenance of a bond before operations begin and while operations continue. The Colorado Department of Revenue, Liquor and Tobacco Enforcement Division regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either craft distilled spirits in other states in the future or ship its spirits to other states, then such activity would also be governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closure of the business.

In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, , additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

Disruptions in the Company's manufacturers' systems or losses of manufacturing certifications could adversely affect sales and customer relationships.

Any significant disruptions in the Company's operations for any reason, including regulatory requirements, lost certifications, licenses or registrations, power interruptions, fires, hurricanes, war or threats of terrorism, could disrupt our manufacture of products, adversely affecting sales and customer relationships.

The Company relies on third-party suppliers for ingredients that it cannot manufacture; Cost of expansion of the Distillery may exceeded projections

The Company purchases from third-party suppliers all the ingredients for its products. While the Company believes these ingredients to generally be abundant, suppliers and vendors may not provide these ingredients and products in the quantities requested, in a timely manner or at a price we are willing to pay. An unexpected interruption of supply could materially adversely affect our financial position, results of operations or cash flows. An interruption in supply of key ingredients or packaging components (such as bottles and barrels) that we are unable to remedy could result in our inability to deliver our products on a timely basis, which, in turn, could have a material adverse effect on our financial position, results of operations or cash flows.

The anticipated cost of equipment, installation, design and build out of the expansion of the facility may be higher than projected. While Management believes that it has an accurate estimate of the remaining costs to expand the Distillery, there is always a risk that there will be further cost or delay, which could adversely impact investment in the Company.

A rise in raw material prices could increase our product costs and dilute Company margins.

The Company is exposed to risks in the raw materials market, which include limited supply of key raw materials and material fluctuations in pricing. Consequently, the price of key raw materials may not remain relatively constant and could increase significantly, which would dilute the Company's margins and

adversely affect its profitability. Raw materials account for a significant portion of the Company's manufacturing cost. The Company may be unable to raise customer prices quickly enough to fully offset the effects of any increase in raw material prices. Significant increases in raw material prices could have a material adverse effect on results of operations and financial condition.

The Company may incur material product liability claims, which could increase its costs and adversely affect its reputation, revenues and results of operations.

As a manufacturer and distributor of products designed for human consumption, the Company may be subject to product liability claims if the use of its products is alleged to have resulted in illness, injury or death. Its ingredients are classified as food items and generally are not subject to pre-market regulatory approval or clearance other than regulation as sale of alcoholic beverages. The Company's products could contain contaminated substances. Any product liability claim against the Company could result in increased costs and could adversely affect its reputation with customers, which in turn could adversely affect its business, results of operations, financial condition and value of its equity.

The Company is exposed to risks of operating a retail establishment, as well as risks related to borrowing monies and leasing property.

The tasting room is a retail establishment. There is a risk of injury to its patrons due to disorderly conduct or natural calamity either on premise or due to intoxication while operating a motor vehicle after leaving the tasting room. While the Company maintains general liability insurance and dram shop insurance, there can be no assurances that such insurance coverage will cover all risks or that the amount of insurance will cover all losses for which the Company may be held responsible.

The Company has obtained a $350,000 line of credit from Chase Bank, NA, and must adhere to the covenants of its loan agreement as well as pay back the line of credit over time. Any business that is subject to leverage runs the risk that the added debt service obligations of the leverage could impair its ability to operate. In addition, the loan agreement prohibits incurring of additional indebtedness, which could limit the ability to borrow additional monies as necessary to keep the operations in place. The lender has provided the Company verbal assurances that the investor notes will not violate the additional borrowing restrictions, but as of the date of this Memorandum the Company has not received written confirmation to the same.

The Company has issued substantial amounts of Investor Notes, Whiskey Notes, one large individual note and has also incurred credit card debt. Failure to generate sufficient capital when these obligations come due to pay them off could result in insolvency for the Company. In addition, should the Company be able to roll over any indebtedness when due, the cost of effecting such a roll over may adversely impact the Company.

Similar to the above debt financing is that with a lease in place the Company has an ongoing obligation to remain current with respect to its rent and other lease obligations. Breach of the lease could result in loss of the business.

The Company's success will largely depend on the abilities and continued efforts of its Managers. .

The Company's growth and success is principally dependent upon our Managers, in particular Kraig Weaver, Kameron Weaver and Michelle Flake. The Company's success will largely depend on the abilities and continued efforts of its Managers and certain other key employees, many of whom would be difficult, if not impossible, to replace. If, for any reason, key personnel do not continue to be active in our management, such loss could have a material adverse effect on our financial position, results of operations or cash flows.

With limited resources, the Company cannot assure you that it will effectively manage our growth.

The Company's growth and expansion plan, which includes expanding product offerings, increasing its customers' base, and ultimately opening additional facilities, requires significant management time and operational and financial resources. There is no assurance that the Company has the operational and financial resources to manage its growth. Failure to adequately manage its growth could have a material adverse effect on business, results of operations and financial condition.

The Company operates in a highly competitive industry, and failure to compete effectively could adversely affect market share, financial condition and growth prospects.

The local and national craft distillery markets (both retail establishments and distribution of distilled spirits through wholesale and retail sale of bottled spirits) are highly fragmented. The principal elements of competition in the industry are product quality, price, selection and distribution channel offerings. Due to the numerous distilleries, products and brands in the market, as well as the additional competition caused by lower priced national, regional and local brands, it is becoming increasingly difficult to get name recognition and to differentiate one's products in the market or obtain distribution. The Company may not be able to compete effectively and its attempt to do so may require it to increase marketing and/or reduce prices, which may result in lower margins. Failure to effectively compete could adversely affect market share, revenues and growth prospects.

The craft distillery market is subject to rapidly and frequently changing consumer trends and preferences. Failure to appropriately respond to changing consumer preferences and demand for new products and services could significantly harm sales, inventory management and customer relationships.

The craft distilling market is particularly subject to rapidly and frequently changing consumer trends and preferences. Continued success depends in part on the Company's ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. The Company's failure to accurately predict these trends could negatively impact its inventory levels and sales. The success of the Company's product offerings depends upon a number of factors, including ability to:

- accurately anticipate customer needs;
- innovate and develop new products;
- successfully commercialize new products in a timely manner;
- price products competitively;
- procure and maintain products in sufficient volumes and in a timely manner; and
- differentiate product offerings from those of the Company's competitors.

If the Company does not introduce new products, make enhancements to existing products or maintain the appropriate inventory levels to meet customers' demand in a timely manner, its business, results of operations and financial condition could be materially and adversely affected.

Unfavorable publicity or consumer perception of our products could have a material adverse effect on business.

The Company is highly dependent upon consumer perception of the safety, efficacy and quality of its products. Adverse publicity could be unfavorable to the industry or any of the Company's particular products and may not be consistent with earlier favorable research or publicity.

Losses at the Distillery could materially impact business and we are subject to leverage.

Any significant disruption in distribution of the Company's products for any reason, such as a fire, flood, hurricanes, earthquakes or similar events, could adversely affect its product distributions and sales until such time as it is able to secure an alternative distribution method. In addition, it may experience theft of products while they are being held in inventory.

Actual Results will vary from Projections.

The Accounting Projections contain numerous assumptions and forward looking statements. The actual results of the Company will vary from those set forth in the Accounting Projections, and the variances may be substantial. Should the Company incur greater expenses or capital requirements than anticipated, or should the Company experience delays in opening its business, this could result in it running out of cash or having to alter operations significantly in order to remain in business. Should revenues fall short of projection or should margin prove to be less than anticipated, this could also have a substantial adverse impact on operations of the Company.

Risks Related to this Offering

There is no public market for the Membership Interests.

There is no established public market for our Membership Interests and no assurance that one may develop. The Company's organizational documents do not require the Managers to seek member approval to liquidate its assets by a specified date, nor do the organizational documents require the Managers to take the Company public by a specified date. The Managers do not anticipate evaluating a liquidity event, including a listing on a national securities exchange. There is no assurance the Managers will pursue a listing or other liquidity event at that time or at any other time in the future. In addition, even if the Managers decide to go public, there is no assurance that the Company will satisfy the listing requirements or that our Membership Interests will be approved for listing. Therefore, it will be difficult for Investors to sell their Membership Interest promptly or at all. If an Investor is able to sell Membership Interests, they likely will have to sell them at a substantial discount to the price paid for the Membership Interests. It also is likely that Membership Interests would not be accepted as the primary collateral for a loan. Investors should purchase the Membership Interests only as a long-term investment because of the illiquid nature of the Membership Interests.

The offering price of the Membership Interests was determined by the Managers in their sole discretion.

The Managers established the offering price of our Membership Interests in their sole discretion. The Managers did not consider any projection of the book or net value of our assets or operating income. The offering price also is not based on an independent valuation. The offering price is not indicative of the proceeds that an Investor would receive upon liquidation, or the price that they may be able to sell their Membership Interests. Further, the offering price may be significantly more than the price at which the Membership Interests would trade if they were to be traded publicly or actively traded by broker-dealers.

Investors will experience immediate and substantial dilution in the net tangible book value of the Membership Interests purchased in this Offering.

Investors will experience immediate and substantial dilution because the price paid in this Offering will be substantially greater than the net tangible book value per interest of the Membership Interests acquired. This dilution is due in large part to the fact that Common Members paid no cash for their Membership Interests.

Because initial capitalization is thin, the Company is dependent upon the net proceeds of this Offering to conduct business activities. If the Company is unable to raise sufficient capital, investment in Membership Interests will be subject to greater risk.

So as to access capital quickly, there is no minimum amount of the Offering, and should the Company fail to raise sufficient monies to expand the Distillery or pay off debt on maturity, there can be no assurances that such shortfall can be timely funded, if at all, or as to the terms upon which bridge capital could be obtained. The Company is dependent upon the net proceeds of thisOffering to implement its business plan and Investors will incur the bulk of the risk if the Company is unable to raise substantial funds. This Offering is being made on a "best efforts" basis, meaning that there is no firm commitment or obligation to purchase any of the Membership Interests. As a result, the amount of proceeds that will be raised in this Offering may be substantially less than the amount the Company would need to achieve its projections or continue operations.

Inability to continue to execute business plan could adversely affect business.

The Company's competitive strengths include the experience of its Managers and its customer service commitment (including adaptability to customer needs and speed of delivery). If the Company is unable, for any reason, to continue to control costs or maintain other competitive strengths, it may not be able to continue to execute our business plan, which could have a material adverse effect on financial position, results of operations or cash flows.

The amount and timing of distributions, if any, may vary.

There are many factors that can affect the availability and timing of cash distributions paid to Members such as operating expense levels, as well as many other variables. The Company may not generate sufficient Operating Proceeds to pay any distributions to Members. The actual amount and timing of distributions, if any, will be determined by its Managers in their discretion, based on analysis of actual and expected cash flow, capital expenditures and investments, as well as general financial conditions. In addition, to the extent the Company invests in development of products that have significant capital requirements, inventory that requires aging or to fund expansion to additional facilities or expansion of distribution of products, its ability to make distributions may be negatively impacted, especially while raising capital and acquiring assets.

If the Company cannot generate sufficient Operating Proceeds to fully fund distributions during any given period, some or all of its distributions for any period may be paid from retained cash flow or from cash flow from investing activities, including the net proceeds from the sale of assets.

The concentration of Membership Interests with Common Members and Managers upon the completion of this Offering will likely limit ability to influence Company matters.

The Common Members (comprised of the Founding Managers and their designees) will together beneficially own or control approximately 41% of the Membership Interests outstanding after completion of this Offering in full, and a greater percentage in the event that less than the Maximum Amount of Interests is sold. Furthermore, pursuant to the terms of our organizational documents, any matter subject to a vote of the Members could be controlled by the Common Members should they elect to all vote in the same manner, until such point in time, if any, that they hold less than a majority of the issued and outstanding Interests. As a result, the Common Members will have substantial influence and control over management.

VIII. MISCELLANEOUS

The undersigned hereby intends that the undersigned's signature hereon shall constitute a subscription to the Company for the Securities specified above, as well as the specific acceptance and

adoption of each and every provision of the Operating Agreement of the Company, including the appointment of each of the attorneys-in-fact of the undersigned subscriber pursuant to Section VI herein.

This Subscription Agreement, and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally. This Subscription Agreement shall be governed by the laws of the State of Colorado and any dispute with respect to this Agreement will be litigated in the state or federal courts situated in Denver, Colorado, pursuant to a bench trial; all parties hereto waive their rights to a trial by jury.

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

The Block Distilling Company, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited